UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF DECEMBER 2002


                           B.V.R. SYSTEMS (1998) LTD.
                 -----------------------------------------------
                 (Translation of registrant's name into English)



            16 HA'MELACHA ST., PARK AFEK, ROSH HA'AYIN 48091, ISRAEL
            --------------------------------------------------------
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F. Form 20-F [X]    Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

                                   SIGNATURES


           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        B.V.R. Systems (1998) Ltd.
                                        --------------------------
                                               (Registrant)


Date: December 16, 2002                 By: /s/ Yoel Katzir
                                            -----------------------------------
                                            (Signature)
                                            Name: Yoel Katzir
                                            Title: President and Chief
                                                   Executive Officer


                                        By: /s/ Reuven Shahar
                                            -----------------------------------
                                            (Signature)
                                            Name: Reuven Shahar
                                            Title: V.P Finance and CFO





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
                                  EXHIBIT INDEX


   Exhibit                               Description
   -------                               -----------

      1. Press Release dated November 26th, 2002, B.V.R. Systems (1998) Ltd. Awarded a Simulator Contract for Chemical Warfare Detection




























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